SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 21, 2001

MICREL, INCORPORATED
(Exact Name of Registrant as Specified in its Charter)

CALIFORNIA
(State or Other Jurisdiction of Incorporation)

0-25236	94-2526744
(Commission File Number)	(I.R.S. Employer Identification No.)

2180 Fortune Drive, San Jose, CA	95131
(Address of Principal Executive Offices)	(Zip Code)

(408) 944-0800
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

INFORMATION TO BE INCLUDED IN REPORT

Item 5.   Other Events.

On June 21, 2001 Micrel, Inc. issued a press release announcing its revised outlook for the second quarter of 2001 . A copy of the press release issued is attached hereto and filed as Exhibit 99.1 to this report and incorporated herein by reference.

Item 7.   Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired

Not Applicable.

(b)   *Pro Forma* Financial Information

Not Applicable.

(c)   Exhibits

99.1   Press Release of Micrel, Incorporated, dated June 21, 2001, announcing its revised outlook for the second quarter of 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MICREL, INCORPORATED
(the Registrant)

By: /s/ Raymond D. Zinn
    Raymond D. Zinn
    President and Chief Executive Officer

Dated: June 21, 2001

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of Micrel, Incorporated, dated June 21, 2001, announcing its revised outlook for the second quarter of 2001.

Contact: Richard Crowley
Micrel, Incorporated
1849 Fortune Drive
San Jose, CA 95131
Phone: (408) 944-0800



Press Release

MICREL REVISES SECOND QUARTER 2001 OUTLOOK

SAN JOSE, CALIFORNIA (June 21, 2001) — Micrel, Incorporated (Nasdaq NM: MCRL) today announced that it has reduced its revenue and earnings guidance for the second quarter of 2001.

The global slowdown in technology end-markets that Micrel serves such as high-speed communications, computing and mobile handsets, has resulted in continued slowness in new order rates in the second quarter. Although backlog cancellations and push-outs have returned to normal levels during the second quarter, business conditions have not improved in North America and there are indications that the slowdown is spreading to Europe. All end-markets have been affected by the current downturn, with the greatest impact being felt in the high-speed wireline communications market where worldwide demand remains extremely weak as customers deplete inventory and assess end demand for their products. The Company has seen early signs that the inventories at OEM's are coming into balance with demand, however the current weakness in the global economy, coupled with reduced lead times in the industry, is impacting revenue for the second quarter. The level of turns fill orders has increased substantially in the second quarter compared to the previous quarter, but the overall order level has not been sufficient to meet prior revenue estimates.

For the quarter ending June 30, 2001, Micrel now expects revenue, including the results of recently acquired Kendin Communications, to be $50 million to $52 million, a decrease of 31% to 34% on a sequential basis. Revenue for the second quarter excluding Kendin is now expected to decrease sequentially 35% to 39% from the first quarter level, compared with previous guidance that called for up to a 25% sequential decline. Kendin sales are projected to grow sequentially in the second quarter by 5% to 10%.

Net income is expected to be breakeven to slightly positive for the second quarter, excluding non-deductible one-time expenses related to the Kendin acquisition of approximately $10 million. As a result of lower revenues and reduced capacity utilization, gross margins are expected to be between 40% to 42%. Micrel implemented a variety of cost reduction actions in the second quarter in response to the difficult market conditions. These actions are expected to reduce overall operating expenses substantially from first quarter 2001 levels. Despite the current industry-wide slowdown, Micrel will continue its robust pace of new product development in order to be positioned for growth when market demand recovers.

Design win activity remains robust which is an indicator to Micrel that customers are expediting new products to shore up their weakened revenues. This should provide a growth opportunity for Micrel once economic conditions rebound.

The low level of order backlog and the ongoing uncertainty of customer demand continue to impact the Company's ability to provide reliable guidance. Given current uncertainties, third quarter revenue is expected to be approximately flat to Q2. Micrel's second quarter fiscal 2001 financial results will be released on July 23, 2001 after the close of the market. During the earnings release conference call on that date, the Company will update its guidance for the third quarter and the remainder of 2001.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This release includes statements that qualify as forward-looking statements under the Private Securities Reform Act of 1995. Those statements include statements about the following topics: our expectations regarding future financial results, including revenues, net income, factory utilization, gross margins, spending levels, operating expenses and earnings per share; our business plans, including our plans to continue investing in new product development and to provide further guidance in the future; our expectations regarding future customer demand, cancellations, and new order rates; and our expectations to account for the Kendin transaction as a pooling-of-interests. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, such factors as: continued softness in demand for our products; a continuation of customer decisions to cancel, reschedule, or delay orders for our products; economic or financial difficulties experienced by our customers; the effect of business conditions in the computer, telecommunications and industrial markets, the impact of any current or future acquisitions, changes in demand for high bandwidth communications products, the impact of competitive products and pricing and alternative technological advances, the worldwide financial situation, and the timely and successful development and market acceptance of new products and upgrades to existing products. For further discussion of these risks and uncertainties, we refer you to the documents the Company files with the SEC from time to time, including the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. All forward-looking statements are made as of today, and the Company disclaims any duty to update such statements.

For further information, contact Richard Crowley at Micrel, Incorporated, 1849 Fortune Drive, San Jose, California 95131, (408) 944-0800 or visit our Website at http://www.micrel.com.